PROSPECTUS SUPPLEMENT
(To Prospectus dated March 28, 1994)
                              $150,000,000

                             (CITIZENS LOGO)

                          7%  Debentures Due 2025
                          -----------------------
                   Interest payable May 1 and November 1
                   -------------------------------------

     The Offered Debentures may not be redeemed prior to maturity by the Company and do not provide for any sinking fund. The Offered Debentures will be represented by a global debenture registered in the name of a nominee of The Depository Trust Company, New York, New York, as Depositary (the "Depositary"). Beneficial interests in the Offered Debentures will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described in the accompanying Prospectus, Offered Debentures in certificated form will not be issued in exchange for the global debenture.
                          ------------------------
        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
             OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
             ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
               OR THE PROSPECTUS. ANY  REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
                          ------------------------
                  PRICE 100% AND ACCRUED INTEREST, IF ANY
                          ------------------------

==========================================================================
                                    Underwriting
                    Price to        Discounts and         Proceeds to
                    Public(1)       Commissions(2)        Company(1)(3)
---------------|----------------|---------------------|-------------------
Per Debenture  |     100%       |      .875%          |      99.125%
---------------|----------------|---------------------|-------------------
Total          | $150,000,000   |    $1,312,500       |    $148,687,500
==========================================================================

(1)  Plus accrued interest, if any, from October 20, 1995.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting expenses payable by the Company estimated to be $60,000.

                          ------------------------

     The Offered Debentures offered by this Prospectus Supplement are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Offered Debentures will be made on or about October 20, 1995, through the book-entry facilities of the Depositary, against payment therefor in immediately available funds.

                          ------------------------

  MORGAN STANLEY & CO.                       LEHMAN BROTHERS
     Incorporated

October 17, 1995
     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                       AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661, and Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Certain securities of the Company are listed on the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and reports, proxy material and other information concerning the Company may be inspected at the office of that Exchange.


              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the SEC pursuant to the 1934 Act are incorporated into this Prospectus Supplement and the Prospectus by reference:

     The Company's Annual Report on Form 10-K for the year ended December 31, 1994.

     The Company's Quarterly Reports on Form 10-Q for the quarter ended March 31, 1995 and on Forms 10-Q and 10-QA for the quarter ended June 30, 1995.

     The Company's Current Reports on Form 8-K relating to the acquisitions of the Telecommunications Properties described herein filed on July 5, August 9, and December 7, 1994 and on June 1, 1995.

     The Company hereby undertakes to provide, without charge, to each person to whom a copy of this Prospectus Supplement is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus Supplement, other than exhibits to such documents not specifically incorporated by reference herein. Requests for such copies should be directed to Office of the Treasurer, Citizens Utilities Company, High Ridge Park, Bldg. No. 3, Stamford, Connecticut 06905 (telephone (203) 329-8800).

                               Page S-2

                     Consolidated Financial Information
            (Dollars in Thousands, Except for Per-Share Amounts)

                    Twelve Months              Year Ended December 31,
                 Ended June 30, 1995       --------------------------------
                ----------------------     1994      1993     1992     1991
                                           ----      ----     ----     ----
                Pro Forma(1)   Actual

Income Statement
Data:

 Revenues       $1,155,017   $1,019,795  $910,369  $619,392 $580,464 $545,025

 Net Income     $  174,540   $  150,168  $143,997  $125,630 $115,013 $112,354

 Earnings per
  Share of
  Common Stock
  Series A and
  Series B(2)   $  .76(3)    $   .74(3)  $    .74  $   .65  $   .61  $   .60

 Ratio of
  Earnings to
  Fixed Charges(4)     4.0          3.3       3.7       5.3      4.8     5.3

                                                      As at December 31,
                 As at June 30, 1995       ------------------------------------
                ----------------------     1994       1993       1992      1991
                                           ----       ----       ----      ----
                Pro Forma(5)   Actual

Balance Sheet
Data:

 Total Assets   $3,696,184   $3,615,572 $3,576,566 $2,627,118 $1,887,981 $1,721,452

 Long-Term Debt $1,141,456   $1,070,456 $  994,189 $  547,673 $  522,699 $  484,021

 Shareholders'
  Equity        $1,677,226   $1,502,226 $1,156,896 $  974,486 $  837,271 $  719,676

 Long-Term Debt
  to Long-Term
  Debt and
  Shareholders'
  Equity Ratio      40%          42%        46%         36%        38%        40%

(1) The Pro Forma Income Statement Data reflects the combined results of operations of Citizens and certain Telecommunications Properties (see "Pro Forma Financial Statements") acquired subsequent to June 30, 1994 and properties to be acquired (as of June 30, 1995) as if such properties had been acquired on July 1, 1994. This information should be read in conjunction with the Pro Forma Condensed Statements of Income beginning on page S-9 of this Prospectus Supplement. The Pro Forma Income Statement Data is not necessarily indicative of what the actual financial results would have been for the period had the transactions occurred on the date indicated and does not purport to indicate the financial results of future periods.

(2) Common Stock Series A and Series B per-share amounts have been adjusted for subsequent stock dividends and stock splits through June 30, 1995. No adjustment has been made for the 1.6% 1995 third quarter stock dividend, as this adjustment is immaterial.

(3) Reflects the discontinuance of subsidy contract revenues received through the end of 1994 from Pacific Bell. For the twelve months ended June 30, 1995 on both an Actual and Pro Forma basis this discontinuance had the effect of reducing, by $19 million, income before income taxes and related Earnings Per Share as compared to prior periods.

(4) "Earnings" consist of net income plus fixed charges and income taxes. "Fixed Charges" consist of interest charges and an amount representing the interest factor included in rentals. The Company may issue tax-advantaged preferred securities to satisfy its remaining permanent equity acquisition financing requirements (see "Capital Requirements and Financing"). The issuance of such equity securities would have the effect of reducing pro forma net income available to common shareholders by an after-tax dividend requirement, decreasing pro forma weighted average common shares, increasing Pro Forma Earnings Per Share and producing a ratio of earnings to combined fixed charges and dividends on preferred securities lower than the Pro Forma Ratio of Earnings to Fixed Charges presented above.

(5) The Pro Forma Balance Sheet Data reflects the permanent financings of the Telecommunications Properties as if such financings were in place June 30, 1995. This information should be read in conjunction with the Pro Forma Condensed Balance Sheet beginning on page S-7 of this Prospectus Supplement. The Pro Forma Balance Sheet Data is not necessarily indicative of what the actual financial position would have been for the period had the transactions occurred on the date indicated and does not purport to indicate the financial position of future periods. The Company may issue tax-advantaged preferred securities to satisfy its remaining permanent equity acquisition financing requirements (see "Capital Requirements and Financing"). The issuance of such equity securities may change the presentation of the Pro Forma Balance Sheet Data above.

                              Page S-3

                                   THE COMPANY

     Citizens Utilities Company (the "Company" or "Citizens") is a diversified operating public utility which provides, either directly or through subsidiaries, telecommunications, natural gas transmission and distribution, electric distribution, water or wastewater services to customers in areas of eighteen states. Citizens holds a significant investment interest in Centennial Cellular Corp., a cellular telephone company, and also owns Electric Lightwave, Inc., an alternative telecommunications service provider operating in five western states. Beginning with 1945, the Company has increased its revenues, net income and earnings per share (adjusted for subsequent stock dividends and stock splits) every year without interruption.

     On November 29, 1994, the Company and ALLTEL Corporation ("ALLTEL") announced the signing of definitive agreements pursuant to which Citizens agreed to acquire from ALLTEL for a total purchase price of $292 million, certain telephone properties serving approximately 110,000 local telephone access lines and certain cable television systems serving approximately 7,000 subscribers. The properties are located in eight states: Arizona, California, Nevada, New Mexico, Oregon, Tennessee, Utah and West Virginia ("ALLTEL Telecommunications Properties"). On June 30, 1995, 35,662 local telephone access lines in Oregon and West Virginia were transferred to the Company. On September 30, 1995, approximately 19,000 local telephone access lines in Tennessee were transferred to the Company. The remaining ALLTEL Telecommunications Properties are expected to be transferred to the Company by early 1996. The purchases require the approval of the regulatory commissions of the states in which the properties are located.


                      CAPITAL REQUIREMENTS AND FINANCING

     The purchase price for the ALLTEL Telecommunications Properties, net of the property to be transferred to ALLTEL valued at $10 million, is $282 million. The Company intends to permanently finance the acquisition of the ALLTEL Telecommunications Properties approximately one third from the issuance of equity securities ($94 million), one third from the issuance or assumption of debt securities ($94 million), and one third from Company cash and investments ($94 million). As of June 30, 1995, approximately $86 million of the purchase price of other telecommunications properties acquired by the Company in 1994 remained temporarily financed with commercial paper classified as short-term debt, pending the issuance of approximately $80 million of equity securities and the maturity of $6 million of investments. The Company may issue tax-advantaged preferred securities to satisfy $174 million of permanent equity acquisition financing requirements.

     The purchase price for the ALLTEL Telecommunications Properties transferred as of June 30, 1995 has been permanently financed with approximately $27 million of assumed long-term debt securities. The remainder of the purchase price of such ALLTEL Telecommunications Properties has been temporarily financed with commercial paper, $74 million of which was classified as short-term debt (to be repaid from cash and investments and the issuance of equity securities) and $11 million of which was classified as long-term debt (to be refinanced through the issuance of long-term debt). As of June 30, 1995, the Company had an additional $68 million of outstanding commercial paper classified as long-term debt. The $79 million of commercial paper classified as long-term debt will be refinanced from the proceeds of the Offered Debentures.

                                 Page S-4

     The Company carries out a continuous construction program to maintain reliable and safe service and to meet future customer service requirements. The Company estimates that expenditures for construction, extension and improvement of service relating to existing properties, including the acquired Telecommunications Properties, will require approximately $262 million in 1995. The Company's construction program is under continuous review and may be revised depending on business and economic conditions, regulatory action, governmental mandates, customer demand and other factors. Capital requirements are being financed from internally generated funds and the issuance of taxable and tax-exempt long-term debt, short-term borrowings, customer advances and contributions in aid of construction.

     The Company maintains $600 million of committed bank lines of credit for general corporate purposes, under which there were no amounts outstanding as of October 17, 1995.


                      APPLICATION OF PROCEEDS

     The net proceeds from the sale of the Offered Debentures will be used to repay all outstanding commercial paper classified as long-term debt (see "Capital Requirements and Financing"), permanently fund a portion of the ALLTEL Telecommunications Properties to be acquired, refund long-term debt due within one year and for other general corporate purposes.

                  RATINGS OF COMPANY SECURITIES

     Standard & Poor's Ratings Group, a division of McGraw-Hill ("Standard & Poor's"), has rated the Offered Debentures "AAA" and Moody's Investors Service, Inc. ("Moody's") has rated the Offered Debentures "Aa3".

     Standard & Poor's has also rated the Company's outstanding publicly held Debentures and Industrial Development Revenue Bonds "AAA"; its Commercial Paper "A-1+"; and has ranked the Company's Common Stock "A+". Each of these are the highest rating or ranking granted by Standard & Poor's. Moody's has also assigned ratings of Aa3 to the Company's outstanding publicly held Debentures and P-1 (its highest rating) to the Company's Commercial Paper. Moody's does not rank or rate Common Stock.

     Upon the Company's announcement of the signing of definitive agreements to acquire the ALLTEL Telecommunications Properties, Standard & Poor's placed its ratings of the Company's Industrial Development Revenue Bonds and Debentures on "Credit Watch" with negative implications.

     An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. A credit rating of a security is not a recommendation to buy, sell or hold securities. There is no assurance that any rating will apply for any given period of time or that a rating may not be adjusted or withdrawn.

                             Page S-5

                   DESCRIPTION OF OFFERED DEBENTURES

     The following description of the particular terms of the Offered Debentures supplements the description of the general terms and provisions of the Offered Debentures set forth in the accompanying Prospectus under the caption "Description of Debt Securities--Debentures and Other
Unsecured Debt Securities".

                               GENERAL

     The Offered Debentures will be issued under the Company's Indenture with Chemical Bank, as Trustee, dated as of August 15, 1991, as supplemented by a Sixth Supplemental Indenture, dated as of October 15, 1995 creating the Offered Debentures (the "Indenture"). The Offered Debentures will be issued in the aggregate principal amount of $150 million and will bear the designation "7% Debentures Due 2025". The Offered Debentures will bear interest at an annual rate of 7% payable on May 1 and November 1 of each year, commencing on May 1, 1996, to the person in whose name the Offered Debentures are registered at the close of business on the preceding April 15 or October 15, as the case may be. The Offered Debentures will mature on November 1, 2025.

     The Offered Debentures are not subject to redemption prior to maturity and do not provide for any sinking fund.

     The Offered Debentures will not be secured and will rank equally with any other indebtedness which is issued under the Indenture and not specifically subordinated to the Offered Debentures. The Offered
Debentures will also rank equally with other unsecured obligations of the Company except as noted in the accompanying Prospectus.

     The Offered Debentures will be held by the owners as book-entry securities (see "Description of Debt Securities - Debentures and Other Unsecured Debt Securities" in the accompanying Prospectus).

     Chemical Bank, Trustee under the Indenture, is one of the lending banks on the Company's bank line of credit arrangements.

                                Page S-6

                        PRO FORMA FINANCIAL STATEMENTS
        (These Pro Forma Financial Statements update and supersede the
               Pro Forma Financial Statements in the Prospectus.)

         Citizens Utilities Company and Telecommunications Properties
                      Pro Forma Condensed Balance Sheet
                              (In thousands)

     The following Pro Forma Condensed Balance Sheet represents the historical condensed balance sheet of Citizens at June 30, 1995, giving effect to the acquisitions of the yet to be acquired Telecommunications Properties (as defined in Note 1 on page S-8) following the purchase method of accounting, as well as the completion of the permanent financings for the acquired Telecommunications Properties as if such acquisitions and financings were closed on June 30, 1995. The Pro Forma Condensed Balance Sheet should be read in conjunction with the historical financial statements and related notes thereto of Citizens which are incorporated by reference herein. The Pro Forma Condensed Balance Sheet is not necessarily indicative of what the actual financial position would have been had the transactions occurred at the date indicated and does not purport to indicate future financial position.

                                         As of June 30, 1995
                     -----------------------------------------------------

                                                        Pro Forma
                                              ----------------------------
                           Citizens           Adjustments(1)       Adjusted
                           --------           --------------       --------

Assets
 Current Assets:
   Cash                  $   17,572            $ 340,912 (2)     $   27,784
                                                (330,700)(3)
   Accounts Receivable      172,055                                 172,055
   Other                     35,034                                  35,034
                         ----------                              ----------
    Total Current Assets    224,661                                 234,873
                         ----------                              ----------
 Net Property, Plant
  and Equipment           2,680,332              170,100 (3)      2,850,432
                         ----------                              ----------
 Investments                328,332              (99,700)(2)        228,632
 Regulatory Assets          178,263                                 178,263
 Deferred Debits and
  Other Assets              203,984                                 203,984
                         ----------             --------         ----------
                         $3,615,572             $ 80,612         $3,696,184
                         ==========             ========         ==========

Liabilities and
Shareholders' Equity
 Current Liabilities:
   Long-Term Debt Due
    Within One Year      $    4,788             $ (4,788)(2)     $       0
   Other                    294,440                                294,440
   Short-Term Debt          160,600             (160,600)(3)             0
                         ----------                              ---------
    Total Current
     Liabilities            459,828                                294,440
 Customer Advances
  for Construction and
  Contributions in Aid
  of Construction           217,676                                217,676
 Deferred Income Taxes      262,932                                262,932
 Regulatory Liabilities      29,817                                 29,817
 Deferred Credits and
  Other Liabilities          72,637                                 72,637
 Long-Term Debt           1,070,456              150,000 (2)     1,141,456
                                                 (79,000)(2)
                         ----------                             ----------
                          2,113,346                              2,018,958
                         ----------                             ----------

 Shareholders' Equity:
  Common Stock Issued,
  $.25 Par Value
    Series A                 38,812                                 38,812
    Series B                 16,405                                 16,405
  Additional Paid-In
   Capital                1,205,166              175,000 (2)     1,380,166
  Retained Earnings         231,943                                231,943
  Unrealized gain on
   securities classified
   as available for sale      9,900                                  9,900
                         ----------                             ----------
                          1,502,226                              1,677,226
                         ----------             --------        ----------
                         $3,615,572             $ 80,612        $3,696,184
                         ==========             ========        ==========

----------------------
See Notes to Pro Forma Condensed Balance Sheet on page S-8.

                                 Page S-7

       Citizens Utilities Company and Telecommunications Properties
                 Notes to Pro Forma Condensed Balance Sheet

(1) In May 1993, Citizens and GTE Corp. ("GTE") signed definitive agreements pursuant to which Citizens agreed to acquire from GTE, for approximately $1.1 billion in cash, certain GTE telephone properties (the "GTE Telephone Properties") serving approximately 500,000 local telephone access lines in eight states. On December 31, 1993, 189,123 local telephone access lines in Idaho, Tennessee, Utah and West Virginia were transferred to the Company. On June 30, 1994, 270,883 access lines in New York were transferred to the Company. On November 30, 1994, 37,802 access lines in Arizona and Montana were transferred to the Company and on December 30, 1994, 5,440 local telephone access lines in California were transferred to the Company.

     In November 1994, Citizens and ALLTEL signed definitive agreements pursuant to which Citizens agreed to acquire from ALLTEL, for $292 million, certain ALLTEL telecommunications properties ("ALLTEL Telecommunications Properties") serving approximately 110,000 local telephone access lines and certain cable television systems serving approximately 7,000 subscribers in eight states. The purchase price for the ALLTEL Telecommunications Properties (net of 3,600 Citizens telephone access lines which have been valued at $10 million and are to be transferred to ALLTEL in a tax free exchange) is $282 million. On June 30, 1995, 35,662 local telephone access lines in Oregon and West Virginia were transferred to the Company. On September 30, 1995, approximately 19,000 local telephone access lines in Tennessee were transferred to the Company. The remaining local telephone access lines and the cable television systems are expected to be transferred to the Company by early 1996. The GTE Telephone Properties and the ALLTEL Telecommunications Properties are collectively referred to as the "Telecommunications Properties".

(2) Through June 30, 1995, the purchase price for the Telecommunications Properties had been permanently financed with approximately $357.6 million of cash and investments, $279.8 million of equity securities issued through an underwritten public offering, the Company's Direct Stock Purchase and Sale Plan and employee benefit plans and $402 million of debt securities. The remainder of the purchase price of the Telecommunications Properties transferred as of June 30, 1995 has been temporarily financed with commercial paper, $160.6 million of which is classified as Short-Term Debt (to be repaid from cash and investments and the issuance of equity securities) and $11 million of which is classified as Long-Term Debt (to be refinanced with Long-Term Debt). The Company has an additional $68 million in commercial paper outstanding as of June 30, 1995 classified as Long-Term Debt pending the issuance of Long-Term Debt securities.

     When added to the $357.6 million of cash and investments used, $279.8 million of equity securities issued and the $402 million of debt securities which have been issued or assumed to permanently finance the acquisitions of the Telecommunications Properties, these adjustments reflect the anticipated permanent financing of the $1.381 billion purchase price (net of the property valued at $10 million to be transferred to ALLTEL) for the Telecommunications Properties with approximately equal components of cash and investments, long-term
     debt securities and equity securities.   These adjustments also
     reflect the use of a portion of the proceeds from the sale of the Offered Debentures to repay all commercial paper classified as Long-Term Debt, refund Long-Term Debt Due Within One Year and provide cash for other general corporate purposes. The Company may issue tax-advantaged preferred securities to satisfy its remaining permanent equity acquisition financing requirements. The issuance of such equity securities would change the presentation of the Pro Forma Shareholders' Equity on the Pro Forma Condensed Balance Sheet.

(3) Reflects the use of permanent financing proceeds to pay the purchase price of the Telecommunications Properties to be transferred to Citizens after June 30, 1995, (net of the property valued at $10 million to be transferred to ALLTEL) and to repay all Short-Term Debt.

                                Page S-8

           (These Pro Forma Financial Statements update and supersede the Pro Forma Financial Statements in the Prospectus.)

            Citizens Utilities Company and Telecommunications Properties
                      Pro Forma Condensed Statement of Income
                      (In thousands, except per share amounts)

  The following Pro Forma Condensed Statement of Income for the twelve months ended June 30, 1995 combines the historical statements of income of Citizens and the Telecommunications Properties as if the acquisitions and the permanent financings had been closed July 1, 1994. The Pro Forma Condensed Statement of Income should be read in conjunction with the historical financial statements and related notes thereto of Citizens and those of the Telecommunications Properties that have been audited and which are incorporated by reference herein. The Pro Forma Condensed Statement of Income is not necessarily indicative of what the actual financial results would have been for the period had the transactions occurred at the date indicated and does not purport to indicate the financial results of future periods.

                                  Twelve Months Ended June 30, 1995
                      -------------------------------------------------------
                                                             Pro Forma
                                                    -------------------------
                      Citizens    Acquisitions*(1)  Adjustments     Combined
                      --------    ------------      -----------    ----------

Revenues             $1,019,795   $ 135,222                        $1,155,017
Expenses:
 Operating Expenses     633,539      57,470                           691,009
 Depreciation and
  Amortization          142,653      28,645          $ 1,800 (3)      173,098
                     ----------   ---------          -------       ----------
  Total Operating
   Expenses             776,192      86,115            1,800          864,107

  Income from
   Operations           243,603      49,107           (1,800)         290,910

Other Income, Net        57,358       1,007          (10,500)(4)       47,865
Interest Expense         88,485       5,715          (12,400)(5)       81,800
                     ----------   ---------          -------       ----------

Income Before
 Income Taxes           212,476      44,399              100          256,975

Income Taxes             62,308      14,827            5,300 (6)       82,435
                     ----------   ---------          -------       ----------

Net Income           $  150,168   $  29,572          $(5,200)      $  174,540
                     ==========   =========          =======       ==========

Earnings Per Share
 of Common Stock:
  Series A and
    Series B**          $ .74 (8)                                  $.76 (7)(8)

Weighted Average
 Common Shares**       203,155                                     229,593 (7)

* Represents the financial results from July 1, 1994 to the dates of acquisition for all the Telecommunications Properties acquired from July 1, 1994 through June 30, 1995, and the financial results for the entire twelve month period for the yet to be acquired ALLTEL Telecommunications Properties (as of June 30, 1995) net of the financial results for the property to be transferred to ALLTEL. Financial results for the Telecommunications Properties acquired from their dates of acquisition through June 30, 1995 are included in Citizens' twelve months ended June 30, 1995 financial results.

** No adjustment has been made for the 1.6% 1995 third quarter stock dividend as this adjustment is immaterial.
_____________
See Notes to Pro Forma Condensed Statements of Income on page S-11.

                                  Page S-9

           (These Pro Forma Financial Statements update and supersede the Pro Forma Financial Statements in the Prospectus.)

          Citizens Utilities Company and Telecommunications Properties
                     Pro Forma Condensed Statement of Income
                     (In thousands, except per share amounts)

     The following Pro Forma Condensed Statement of Income for the year ended December 31, 1994 combines the historical statements of income of Citizens and the Telecommunications Properties as if the acquisitions and the permanent financings had been closed January 1, 1994. The Pro Forma Condensed Statement of Income should be read in conjunction with the historical financial statements and related notes thereto of Citizens and those of the Telecommunications Properties that have been audited and which are incorporated by reference herein. The Pro Forma Condensed Statement of Income is not necessarily indicative of what the actual financial results would have been for the period had the transactions occurred at the date indicated and does not purport to indicate the financial results of future periods.


                                       Year Ended December 31, 1994
                      -------------------------------------------------------
                                                             Pro Forma
                                                    -------------------------
                      Citizens    Acquisitions*(1)  Adjustments     Combined
                      --------    ------------      -----------    ----------

Revenues             $  910,369   $ 254,815                        $1,165,184
Expenses:
 Operating Expenses     567,070     123,170          $(8,600)(2)      681,640
 Depreciation and
  Amortization          115,175      49,095            4,200 (3)      168,470
                     ----------   ---------          -------       ----------
  Total Operating
   Expenses             682,245     172,265           (4,400)         850,110

  Income from
   Operations           228,124      82,550            4,400          315,074

Other Income, Net        52,940         847          (17,300)(4)       36,487
Interest Expense         72,744      13,172          (10,300)(5)       75,616
                     ----------   ---------          -------       ----------

Income Before
 Income Taxes           208,320      70,225           (2,600)         275,945

Income Taxes             64,323      24,137            7,100 (6)       95,560
                     ----------   ---------          -------       ----------

Net Income           $  143,997   $  46,088          $(9,700)      $  180,385
                     ==========   =========          =======       ==========

Earnings Per Share
 of Common Stock:
  Series A and
    Series B**          $ .74                                       $  .79 (7)

Weighted Average
 Common Shares**       194,638                                     229,702 (7)

* Represents the financial results from January 1, 1994 to the dates of acquisition for all the Telecommunications Properties acquired from January 1, 1994 through December 31, 1994, and the financial results for the entire twelve month period for the yet to be acquired ALLTEL Telecommunications Properties (as of December 31, 1994) net of the financial results for the property to be transferred to ALLTEL. Financial results for the Telecommunications Properties acquired from their dates of acquisition through December 31, 1994 are included in Citizens' twelve months ended December 31, 1994 financial results.

** Restated through the second quarter 1995 stock dividend. No adjustment has been made for the 1.6% 1995 third quarter stock dividend as this adjustment is immaterial.
_____________
See Notes to Pro Forma Condensed Statements of Income on page S-11.

                                 Page S-10

     Citizens Utilities Company and Telecommunications Properties
          Notes to Pro Forma Condensed Statements of Income

(1) In May 1993, Citizens and GTE Corp. ("GTE") signed definitive agreements pursuant to which Citizens agreed to acquire from GTE, for approximately $1.1 billion in cash, certain GTE telephone properties (the "GTE Telephone Properties") serving approximately 500,000 local telephone access lines in eight states. On December 31, 1993, 189,123 local telephone access lines in Idaho, Tennessee, Utah and West Virginia were transferred to the Company. On June 30, 1994, 270,883 access lines in New York were transferred to the Company. On November 30, 1994, 37,802 access lines in Arizona and Montana were transferred to the Company and on December 30, 1994, 5,440 local telephone access lines in California were transferred to the Company.

     In November 1994, Citizens and ALLTEL signed definitive agreements pursuant to which Citizens agreed to acquire from ALLTEL, for $292 million, certain ALLTEL telecommunications properties ("ALLTEL Telecommunications Properties") serving approximately 110,000 local telephone access lines and certain cable television systems serving approximately 7,000 subscribers in eight states. The purchase price for the ALLTEL Telecommunications Properties (net of 3,600 Citizens telephone access lines which have been valued at $10 million and are to be transferred to ALLTEL in a tax free exchange) is $282 million. On June 30, 1995, 35,662 local telephone access lines in Oregon and West Virginia were transferred to the Company. On September 30, 1995, approximately 19,000 local telephone access lines in Tennessee were transferred to the Company. The remaining local telephone access lines and the cable television systems are expected to be transferred to the Company by early 1996. The GTE Telephone Properties and the ALLTEL Telecommunications Properties are collectively referred to as the "Telecommunications Properties".

(2) Elimination of certain corporate overhead expenses allocated to certain of the Telecommunications Properties which will not have a continuing impact on the combined entity.

(3) Represents amortization of $253 million of excess purchase price over net book value of assets acquired or to be acquired. Pursuant to Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," the remaining $138 million of excess of purchase price over net book value of assets acquired will be deferred. The Company intends to seek from the public utilities commissions maximum recovery of the excess of purchase price over net book value in future rate proceedings.

(4) Represents an adjustment to reflect the elimination from Other Income of all tax-exempt investment income associated with the $458 million of Company cash and investments which have been or are expected to be used to partially finance the acquisition of the Telecommunications Properties. The Company used $357.6 million of Company cash and investments from December 31, 1993 through June 30, 1995 to permanently finance the acquisitions of the Telecommunications Properties.

(5) Represents an adjustment to reflect the inclusion in Interest Expense of all the interest expense on $469 million of long-term debt securities which have been or are expected to be issued or assumed to partially finance the acquisition of the Telecommunications Properties, net of the elimination of interest expense on the temporary borrowings used to finance the acquisitions and on the debt securities which are associated with the acquisitions of the Telecommunications Properties and which were not or will not be assumed by the Company. Through June 30, 1995, the purchase price for the Telecommunications Properties had been permanently financed with $402 million of long-term debt securities.

                                 Page S-11

           Citizens Utilities Company and Telecommunications Properties
               Notes to Pro Forma Condensed Statements of Income

(6) Adjustment to Income Taxes based on Income Before Income Taxes and the applicable incremental income tax rate.

(7) The Pro Forma Earnings Per Share calculation and Pro Forma Weighted Average Common Shares are based on the weighted average number of common shares outstanding for the periods indicated including the number of additional shares issued or assumed to be issued to permanently finance the Telecommunications Properties assuming such additional shares were outstanding for the entire twelve month periods. Through June 30, 1995, the Company financed $279.8 million of the acquisition of the Telecommunications Properties from the issuance of equity securities pursuant to the Company's Direct Stock Purchase and Sale Plan, employee benefit plans and an underwritten public offering. The Company may issue tax-advantaged preferred securities to satisfy its remaining permanent equity acquisition financing requirements. The issuance of such equity securities would have the effect of reducing net income available to common shareholders by an after-tax dividend requirement, decreasing Pro Forma Weighted Average Common Shares and increasing Pro Forma Earnings Per Share as compared to the presentation on the Pro Forma Condensed Statements of Income.

(8) Reflects the discontinuance of subsidy contract revenues received through the end of 1994 from Pacific Bell. For the twelve months ended June 30, 1995 on both an Actual and Pro Forma basis this discontinuance had the effect of reducing, by $19 million, income before income taxes and related Earnings Per Share as compared to prior periods.

                                 Page S-12

                           UNDERWRITERS

     Under the terms and subject to conditions set forth in the
Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below, severally, and each of the Underwriters has severally agreed to purchase the principal amount of the Offered Debentures set forth opposite its name below:
                                                        Principal
                                                        Amount of
              Underwriters                             Debentures
              ------------                             ----------

    Morgan Stanley & Co. Incorporated                $ 75,000,000
    Lehman Brothers Inc.                               75,000,000
                                                     ------------
       Total                                         $150,000,000
                                                     ============

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Offered Debentures are subject to the approval of certain legal matters by counsel and to certain other conditions. The nature of the Underwriters' obligations is such that they are committed to take and pay for all of the Offered Debentures if any are taken.

     The Underwriters propose to offer part of the Offered Debentures directly to the public at the public offering price set forth on the cover page hereof and in part to selected dealers at a price which represents a concession not in excess of .50% of the principal amount of the Offered Debentures under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Offered Debentures to certain other dealers. After the initial offering of the Offered Debentures, the public offering price and concessions may be changed.

     The Company does not intend to apply for listing of the Offered Debentures on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Offered Debentures, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Offered Debentures and any such market-making may be discontinued at any time at the sole discretion of each of the Underwriters. Accordingly, no assurance can be given as to the liquidity of the trading market for the Offered Debentures.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


                                   EXPERTS

     The consolidated financial statements of the Company as of December 31, 1994, 1993 and 1992, and for each of the years then ended, incorporated by reference in this Prospectus Supplement from the Company's Annual Report on Form 10-K, have been so incorporated by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

                                Page S-13